Exhibit 99.1

Silvercorp Metals Inc.

Suite 1750 – 1066 West Hastings St.
Vancouver, BC, Canada V6E 3X1
Tel: 604-669-9397
Fax: 604-669-9387

NEWS RELEASE

Trading Symbol:	TSX/NYSE American: SVM

SILVERCORP REPORTS POSITIVE EXPLORATION RESULTS FROM
THE TLP AND LME MINES AT THE YING MINING DISTRICT

VANCOUVER, British Columbia – November 4, 2019 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to report the results of its 2018-2019 exploration programs at the TLP and LME mines, Ying Mining District, Henan Province, China. Exploration drilling is ongoing at the TLP and LME mines, and all other mines at the Ying Mining District.

From April 1, 2018 to September 30, 2019, Silvercorp continued the extensive exploration programs at the TLP and LME mines and completed 37,212 metres (“m”) of diamond drilling with six underground rigs from current production levels, and 33,004m of exploration tunneling between elevation levels 500m and 1,070m. Results from the drilling program extended the major mineralized vein structures along strike and downdip, and exploration tunneling exposed high grade mineralized zones within major production vein structures. Eight new mineralized veins were discovered in the TLP mine during this period. Among them, veins T31W3, T26, T26E, T39E, T39E2 and T17E indicate the increasing importance of the NNW and NS striking veins. The drilling results from veins LM5, LM5E and LM4 at the LME mine extended the high-grade mineralized zones to at least the 260m level.

Highlights of selected mineralized zones exposed in the drift tunnels:

  Drift Tunnel PD890-T5E1_1-890-31NYM exposed mineralization 15m long and 0.44m wide (true width) grading 1,784 grams per tonne (“g/t”) silver (“Ag”), 9.55% lead (“Pb”) and 0.81% zinc (“Zn”) within vein structure T31W3 on the 890m level at the TLP mine;

  Drift Tunnel PD1050-T26-1050-A4NYM exposed mineralization 25m long and 1.11m wide (true width) grading 716 g/t Ag, 9.05% Pb and 0.13% Zn within vein structure T26 on the 1050m level at the TLP mine;

  Drift Tunnel PD930-T14E-930-A0SYM exposed mineralization 60m long and 1.66m wide (true width) grading 430 g/t Ag, 5.05% Pb and 0.39% Zn within vein structure T14E on the 930m level at the TLP mine;

  Drift Tunnel PD820-T16-600-1SYM exposed mineralization 80m long and 1.04m wide (true width) grading 719 g/t Ag, 5.19% Pb and 0.92% Zn within vein structure T16 on the 600m level at the TLP mine; and

  Drift Tunnel PD900-LM18E1-915-52NYM exposed mineralization 60m long and 0.47m wide (true width) grading 1,469 g/t Ag, 2.38% Pb and 0.28% Zn within vein structure LM18E1 on the 915m level at the LME mine.

The exploration tunneling from April 1, 2018 to September 30, 2019 at the TLP and LME mines, comprising drifting, crosscutting and raising, was driven along and across major mineralized vein structures to upgrade the drill defined mineral resources and test for new parallel and splay structures, and is summarized in the following table:

		Target	Total	Channel	Drift	Total Mineralization Exposed by Drift [1]
Mine	Major Target Veins	Levels	Tunneling	Samples	Included	Length	Average True	Ag	Pb	Zn
		(m)	(m)	Collected	(m)	(m)	Width (m)	(g/t)	(%)	(%)
TLP	T1W, T1W1, T5, T11, T14E, T15W, T16, T16W, T17, T17E, T17W, T26, T26E, T31W3, T33E, T35E, T39E	510-1070	28,648	10,982	14,404	6,903	0.65	241	3.64	0.41
LME	LM4E2, LM5, LM5E, LM6, LM6W, LM18E1	500-1070	4,356	1,402	2,092	754	0.61	282	2.11	0.38

[1] Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 120 g/t at the TLP mine and 125 g/t at the LME mine. (Formulae used for AgEq calculation: TLP=36.75*Pb%+Ag g/t; LME=39.019*Pb%+Ag g/t)

Highlights of selected drill hole intersections:

  Hole ZKT0641 intersected a 2.73m interval from 2.12m to 4.85m, 2.00m true width, of vein T3E grading 841 g/t Ag, 0.67% Pb and 0.20% Zn at the 1079m elevation at the TLP mine;

  Hole ZKL7602 intersected a 3.82m interval from 263.75m to 267.57m, 2.71m true width, of vein LM6W grading 491 g/t Ag, 0.78% Pb and 0.16% Zn at the 601m elevation at the TLP mine;

  Hole ZKX11071 intersected a 1.01m interval from 296.36m to 297.37m, 0.82m true width, of vein T2 grading 471 g/t Ag, 2.84% Pb and 0.33% Zn at the 560m elevation, and a 1.19m interval from 317.55m to 318.74m, 0.97m true width, of vein T3 grading 931 g/t Ag, 0.47% Pb and 0.06% Zn at the 546m elevation at the TLP mine; and

  Hole ZKL6105 intersected a 0.79m interval from 113.98m to 114.77m, 0.53m true width, of vein LM4 grading 2,174 g/t Ag, 0.95% Pb and 0.25% Zn at the 497m elevation, and a 0.45m interval from 289.80m to 290.25m, 0.32m true width, of vein LM5 grading 2,217 g/t Ag, 2.90% Pb and 0.91% Zn at the 333m elevation at the LME mine.

The underground drilling program is conducted mainly from the current production levels to delineate the downdip and along-strike extensions of known mineralized vein structures in the production area and test for new vein structures in the previously less explored areas.

The drilling programs from April 1, 2018 to September 30, 2019 at the TLP and LME mines are summarized in the following table:

Mine	Major Target Veins	Target Elevation (m)	Metres Drilled (m)	Holes Completed	Samples Collected	Holes Intercepted Vein Structures	Holes Intercepted ore
TLP	T2, T2W, T3, T3E, T5, T5E, T5E2, T11, T14E, T15W, T16E, T22, LM5, LM6, LM6W	214-1,111	25,170	92	1,676	86	39
LME	LM4, LM5, LM5E, LM5E1, LM6E, LM6E1, T11, T17, T17E, T17E1, T17W1	270-1,000	12,041	34	852	32	17

Tables 1 and 2 below list the assay results of certain mineralized zones exposed in drift tunnels and selected mineralized drill hole intersections from the exploration programs.

Table 1: Selected mineralized zones exposed by drift tunneling at the TLP and LME mines

Mine	Tunnel ID	Target Vein	Level (m)	Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
TLP	PD820-T11-700-4NYM	T11	700	120.0	0.78	317	5.09	0.57
TLP	PD820-T11-600-1SYM	T11	600	90.0	1.21	236	7.70	0.76
TLP	PD930-T14E-930-A0SYM	T14E	930	60.0	1.66	430	5.05	0.39
TLP	PD890-T14E-890-21SYM	T14E	890	125.0	0.83	444	3.31	0.40
TLP	PD820-T14E-755-3SYM	T14E	755	20.0	0.67	103	8.99	0.16
TLP	PD820-T15W-650-4SYM	T15W	650	35.0	0.57	191	6.77	0.44
TLP	PD820-T15W-650-4NYM	T15W	650	80.0	1.01	175	10.18	0.33
TLP	PD846-T16E-846-7NYM	T16	846	35.0	1.10	695	1.23	0.37
TLP	PD820XPD-T16W-755-23SYM	T16	755	35.0	0.39	669	1.81	2.31
TLP	PD820-T16-700-12SYM	T16	700	45.0	0.57	679	3.84	1.03
TLP	PD820XPD-T16-700-15NYM	T16	700	60.0	0.41	785	2.12	2.61
TLP	PD820-T16-600-1SYM	T16	600	80.0	1.04	719	5.19	0.92
TLP	PD846-T16W-846-12SYM	T16W	846	105.0	0.42	972	1.25	0.72
TLP	PD820-T17W-700-14SYM	T16W	700	41.0	0.77	279	4.12	0.37
TLP	PD846-T17-846-16NYM	T17	846	125.0	0.49	353	3.17	0.47
TLP	PD846-T17-846-16SYM	T17	846	117.5	0.80	321	3.40	0.83
TLP	PD820-T17-700-14NYM	T17	700	35.0	1.03	375	4.29	0.39
TLP	PD820-T17-700-14SYM	T17	700	24.0	0.51	288	5.06	0.10
TLP	PD846-T17E-846-16NYM	T17E [1]	846	55.0	0.52	412	5.19	0.46
TLP	PD820-T17-650-4SYM	T17W	650	70.0	0.68	608	1.90	0.93
TLP	PD820-T17W-600-1NYM	T17W	600	15.0	0.46	976	4.49	0.37
TLP	PD960-T1W-990-4NYM	T1W	990	35.0	0.71	837	2.62	0.48
TLP	PD1070-T1W1-1070-4SYM	T1W1	1070	25.0	1.19	304	2.91	0.11
TLP	PD1070-T22W-1070-6SYM	T22W	1070	30.0	0.49	501	2.31	0.07
TLP	PD1050-T26-1050-A4NYM	T26 [1]	1050	25.0	1.11	716	9.05	0.13
TLP	PD960-T26-990-A6NYM	T26 [1]	990	35.0	1.25	312	2.97	0.05
TLP	PD840-T26E-840-1SYM	T26E [1]	840	20.3	0.52	302	5.50	0.09
TLP	PD890-T5E1 /-890-31NYM	T31W3 [1]	890	15.0	0.44	1,784	9.55	0.81
TLP	PD730-T31W-730-A25NYM	T31W3 [1]	730	45.0	0.45	209	8.61	0.34

TLP	PD730-T33E-560-23NYM	T33E	560	90.0	0.52	361	2.18	0.59
TLP	PD960-T35E-960-5NYM	T35E	960	40.0	0.40	712	2.64	0.79
TLP	PD820XPD-T39E-700-15SYM	T39E [1]	700	29.0	0.56	478	4.12	0.68
TLP	PD820XPD-T39E2-755-27SYM	T39E2 [1]	755	110.0	0.52	340	5.09	2.02
TLP	PD960-T5-990-11NYM	T5	990	32.0	1.10	145	8.03	0.10
TLP	PD840-T5E1-840-29NYM	T5E1	840	60.0	0.52	395	2.45	0.55
TLP	PD840-T5E1-840-29SYM	T5E1	840	25.0	0.77	481	2.80	0.51
TLP	PD1050-T5W-1050-5SYM	T5W	1050	35.0	0.60	274	4.84	0.08
TLP	PD1050-T5W1-1050-5NYM	T5W1 [1]	1050	35.0	0.44	410	2.85	0.17
LME	PD900-LM18E1-915-52NYM	LM18E1 [1]	915	60.0	0.47	1,469	2.38	0.28
LME	PD900-LM18E1-915-52SYM	LM18E1 [1]	915	35.0	0.80	428	3.65	0.32
LME	PD900-LM5-600-64NYM	LM5	600	25.0	0.39	258	1.81	0.56
LME	PD900-LM5-600-69SYM	LM5	600	40.0	1.13	235	1.38	0.27
LME	PD900-LM6W-650-70SYM	LM6W	650	40.0	0.48	335	1.12	0.36

[1] Veins discovered between April 30, 2018 and September 30, 2019

Table 2: Selected results from the drill programs at the TLP and LME mines

Mine	Hole ID	From (m)	To (m)	Elevation (m)	Width (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Vein
TLP	ZKT1331	321.18	321.98	723.19	0.80	0.69	437	2.16	0.17	T15W
		359.98	360.31	708.65	0.33	0.28	449	1.85	0.59	T11
TLP	ZKX11674	387.97	388.40	458.67	0.43	0.34	18	5.52	0.49	T2
TLP	ZKGA3201	206.00	206.40	766.52	0.40	0.36	593	0.16	0.36	T22
TLP	ZKT1332	333.31	333.72	641.11	0.41	0.36	56	2.39	0.10	T15W
		360.77	361.99	626.24	1.22	1.06	99	10.89	0.28	T11
TLP	ZKGA2801	267.80	268.93	757.27	1.13	1.09	414	1.61	0.35	T22
TLP	ZKGA2401	155.08	155.48	735.18	0.40	0.39	112	5.32	0.14	T22-1
TLP	ZKX11071	296.36	297.37	559.68	1.01	0.82	471	2.84	0.33	T2
		317.55	318.74	545.71	1.19	0.97	931	0.47	0.06	T3
TLP	ZKTA4011	140.81	143.32	921.34	2.51	1.46	230	6.99	1.51	T14E
TLP	ZKTA4012	95.11	98.29	772.65	3.18	1.84	115	13.04	0.33	T14E
TLP	ZKT0641	2.12	4.85	1,079.32	2.73	2.00	841	0.67	0.20	T3E
		161.21	161.82	1,054.43	0.61	0.42	291	1.58	0.28	T22E
TLP	ZKT1136	423.98	424.27	509.53	0.29	0.27	454	0.21	0.18	T11
TLP	ZKT1042	6.20	8.16	1,074.50	1.96	1.71	142	0.68	0.05	T3E
TLP	ZKT0441	6.14	6.48	1,077.38	0.34	0.16	1,451	1.14	0.76	T3E
		152.27	152.96	1,034.66	0.69	0.33	360	0.59	0.10	T5
TLP	ZKT0842	104.48	107.05	1,111.22	2.57	1.48	86	4.36	0.31	T5
TLP	ZKT0940	90.61	92.15	780.69	1.54	1.30	124	0.42	0.10	T14E
		303.01	303.47	638.21	0.46	0.40	254	0.39	0.23	T14
TLP	ZKL7602	263.75	267.57	601.25	3.82	2.71	491	0.78	0.16	LM6W
		269.42	272.65	596.47	3.23	2.29	180	0.45	0.11	LM6
		517.68	519.11	389.15	1.43	1.02	119	1.38	0.33	LM5
		572.14	572.84	343.87	0.70	0.50	251	2.28	0.70	LM5E1
		576.89	577.23	339.92	0.34	0.24	601	0.92	0.52	LM5E2
TLP	ZKT1043	88.79	90.49	1,057.12	1.70	1.15	59	6.16	0.46	T2W
TLP	ZKL7604	251.93	252.37	735.17	0.44	0.36	317	0.16	0.39	LM6

TLP	ZKT2527	122.44	124.14	734.90	1.70	0.94	31	6.21	0.09	T33W3 [1]
TLP	ZKT0135	86.52	86.87	936.71	0.35	0.28	1,286	0.79	2.73	T16E
TLP	ZKT0135	118.13	118.84	929.60	0.71	0.58	541	1.19	0.28	T16E1
TLP	ZKT0333	91.82	92.18	914.10	0.36	0.14	1,237	1.36	0.27	T16E
TLP	ZKT1633	63.12	63.96	929.89	0.84	0.83	133	5.54	0.74	T15W
TLP	ZKT1633	89.17	89.50	918.06	0.33	0.33	244	4.08	7.92	T15
TLP	ZKT1632	223.96	224.31	987.46	0.35	0.33	290	1.70	4.00	T17
TLP	ZKT1432	220.81	222.55	1,006.17	1.74	1.61	108	1.66	0.84	T17
TLP	ZKG0123	85.25	85.57	617.24	0.32	0.30	229	8.41	0.26	T15W4
		181.33	181.64	579.70	0.31	0.28	34	5.61	1.86	T16
		263.97	264.60	547.41	0.63	0.58	73	25.13	0.48	T15W
		286.28	287.08	538.69	0.80	0.74	76	29.71	0.30	T11
TLP	ZKT3724	308.40	308.85	533.74	0.45	0.34	32	13.66	0.14	T39
TLP	ZKG0525	215.64	216.12	549.08	0.48	0.34	119	2.56	2.34	T16E
		273.20	273.89	522.05	0.69	0.54	11	6.93	0.21	T15W
		318.84	319.34	500.63	0.50	0.38	12	3.60	0.13	T14E
LME	ZKL3201	276.43	276.78	679.68	0.35	0.25	56	16.02	0.05	T11
LME	ZKL6105	113.98	114.37	496.69	0.79	0.53	2,174	0.95	0.25	LM4
		289.80	290.25	332.89	0.45	0.32	2,217	2.90	0.91	LM5
		318.78	319.74	306.10	0.96	0.68	244	0.47	0.09	LM5E1
		322.53	323.39	302.63	0.86	1.66	528	3.67	1.94	LM5E
LME	ZKL6502	94.94	95.98	536.89	1.04	1.25	217	1.95	0.26	LM4
		197.35	197.72	467.63	0.37	1.09	452	0.77	0.73	LM5
		234.74	235.44	442.66	0.70	0.62	721	1.12	1.28	LM5E
LME	ZKL6503	207.25	207.92	426.60	0.67	0.49	204	0.70	0.27	LM6E
		281.70	282.10	363.79	0.40	0.29	292	17.63	0.10	LM5E
LME	ZKL6302	96.87	97.19	520.94	0.32	0.26	506	2.93	0.16	LM4
LME	ZKL5903	231.67	232.15	408.56	0.48	0.38	464	1.24	0.25	LM5
		280.38	280.76	367.89	0.38	1.03	602	0.63	0.40	LM5E1
		283.07	283.48	365.65	0.41	2.91	590	0.70	0.12	LM5E
LME	ZKL54S302	102.43	103.50	773.89	1.07	0.83	509	2.57	2.04	LM3_1
		149.88	150.32	739.44	0.44	0.34	179	1.10	0.68	T17E1
		158.85	159.70	732.90	0.85	0.65	2,019	1.74	0.58	T17E
		355.76	357.17	588.57	1.41	1.09	126	4.95	0.26	T17
		369.28	369.58	578.68	0.30	0.23	374	3.88	0.97	T17W1
LME	ZKL58T1701	292.69	293.61	636.37	0.92	0.67	2,246	6.59	2.70	LM3_1
		302.55	303.00	629.14	0.45	0.33	22	5.46	0.60	LM4
LME	ZKL58T1702	138.55	139.88	770.01	1.33	1.07	647	0.47	0.23	T17E
		314.73	315.88	661.05	1.15	0.90	120	3.05	0.36	T17

[1] Veins discovered between April 30, 2018 and September 30, 2019

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely-sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the

Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and the Analytical Lab of the Inner Mongolia Geological Exploration Bureau in Hohhot, Inner Mongolia, China. All the three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying Lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2017 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.